SEANERGY MARITIME HOLDINGS CORP. TO COMMENCE TRADING ON NASDAQ AS SUCCESSOR TO SEANERGY MARITIME CORP.
January 28, 2009 — Athens Greece — Seanergy Maritime Holdings Corp. (the “Company”) (Nasdaq: SHIP; SHIP.W) announced today that, effective January 27, 2009, the Company, a wholly-owned subsidiary of Seanergy Maritime Corp. (“Seanergy Maritime”), will be the successor to Seanergy Maritime and will continue to carry on the prior operations of Seanergy Maritime as a result of the dissolution and liquidation of Seanergy Maritime described below.
     Shareholders of the common stock of Seanergy Maritime do not have to tender their shares to receive the shares of common stock of the Company. On January 28, 2009, each share of the common stock and warrants of Seanergy Maritime automatically commenced trading under the symbols SHIP and SHIP.W, respectively, under the name, Seanergy Maritime Holdings Corp., on the NASDAQ Global Market.
     Seanergy Maritime has dissolved and liquidated pursuant to the Plan of Dissolution and Liquidation, which the Board of Directors and the requisite number of shareholders of Seanergy Maritime approved on August 26, 2008. Seanergy Maritime filed its Articles of Dissolution with the Registry in the Republic of Marshall Islands. Seanergy Maritime has commenced conveying to the Company all of its cash and cash equivalents, and Seanergy Maritime has distributed to the shareholders of Seanergy Maritime one share of the Company’s common stock, par value $0.0001 per share, in exchange for each share of common stock of Seanergy Maritime held by such shareholders. In addition, the Company has assumed all issued and outstanding warrants of Seanergy Maritime.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 317,743 dwt and an average fleet age of approximately 10.5 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock, warrants and units traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W and SRG.U, respectively.
For further information please visit our website at www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30-210-893-1300
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com